UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 11)*

Under the Securities Exchange Act of 1934

PROTOKINETIX, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0000053 per share
(Title of Class of Securities)

743722100
(CUSIP Number)

Clarence E. Smith
1845 County Road #214
St. Augustine, Florida  32084

304-299-5070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743722100
1	NAMES OF REPORTING PERSONS
Clarence E. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
80,724,858[1]

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
80,724,858

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,724,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_______________________
1 Includes 58,853,833 shares of common stock held by Mr. Smith personally; 5,021,025 shares held in Mr. Smith's trust; 1,850,000 held in Mr. Smith's retirement account; and 15,000,000 shares are owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.

This Amendment No. 11 to Schedule 13D, dated December 31, 2018 (this "Amendment No. 11"), is being filed by the undersigned to amend the Schedule 13D originally filed on March 24, 2014 (the "Original 13D"), Amendment No. 1 to the Original 13D originally filed on July 8, 2015, Amendment No. 2 to the Original 13D originally filed on May 5, 2016, Amendment No. 3 to the Original 13D originally filed on July 11, 2016, Amendment No. 4 to the Original 13D originally filed on September 19, 2016, Amendment No. 5 to the Original 13D originally filed on November 7, 2016, Amendment No. 6 to the Original 13D originally filed on December 7, 2016, Amendment No. 7 to the Original 13D originally filed on December 22, 2016, Amendment No. 8 to the Original 13D originally filed on December 23, 2016, Amendment No. 9 to Schedule 13D, originally filed on January 17, 2018, and Amendment No. 10 to Schedule 13D, originally filed on June 12, 2018.  This Amendment No. 11 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated ("ProtoKinetix" or the "Company").  This Amendment No. 11 is being filed by Mr. Smith to report an increase in his beneficial ownership of common stock due to acquisitions by Mr. Smith of common stock of ProtoKinetix.  Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 1.  SECURITY AND ISSUER

The principal executive offices of ProtoKinetix are presently located at 412 Mulberry Street, Marietta, Ohio 45750.

ITEM 2.  IDENTITY AND BACKGROUND

(c) Oil and gas industry entrepreneur. Mr. Smith's primary occupation is President, Chief Executive Officer and Director of ProtoKinetix.  ProtoKinetix's principal address is 412 Mulberry Street, Marietta, Ohio 45750.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 12, 2018, Mr. Smith's trust purchased a total of 90,000 shares of common stock of the Company on the open market at a price per share of $0.088 per share for a total amount of $7,920.00 and purchased a total of 18,600 shares of common stock of the Company on the open market at a price per share of $0.086 per share for a total amount of $1,599.60.  On June 13, 2018, Mr. Smith's trust purchased a total of 251,000 shares of common stock of the Company on the open market at $0.10 per share for a total amount of $25,100.00 and on June 14, 2018, Mr. Smith's trust purchased a total of 77,000 shares of common stock of the Company on the open market at $0.10 per share for a total amount of $7,700.00.  On June 15, 2018, Mr. Smith's trust purchased a total of 11,900 shares of common stock of the Company on the open market at $0.10 per share for a total amount of $1,190.00.

On June 18, 2018, Mr. Smith's trust purchased a total of 5,800 shares of common stock of the Company on the open market at $0.076 per share for a total amount of $440.80 and on June 22, 2018, Mr. Smith's trust purchased a total of 41,200 shares of common stock of the Company on the open market at $0.088 per share for a total amount of $3,625.60.

On June 29, 2018, Mr. Smith purchased 840,760 shares of common stock of the Company a price of $0.05 per share in a private placement for total proceeds of $42,038.00 to the Company.

On September 11, 2018, Mr. Smith's trust purchased a total of 20,000 shares of common stock of the Company on the open market at a price per share of $0.118 per share for a total amount of $2,360.00 and purchased a total of 50,000 shares of common stock of the Company on the open market at a price per share of $0.12 per share for a total amount of $6,000.00.  On September 12, 2018, Mr. Smith's trust purchased a total of 50,000 shares of common stock of the Company on the open market at $0.12 per share for a total amount of $6,000.00 and on September 13, 2018, Mr. Smith's trust purchased a total of 5,626 shares of common stock of the Company on the open market at $0.125 per share for a total amount of $703.25.  On September 17, 2018, Mr. Smith's trust purchased a total of 24,374 shares of common stock of the Company on the open market at $0.12 per share for a total amount of $2,924.88.

On November 9, 2018, Mr. Smith was granted an option to purchase 5,000,000 shares of the Company's common stock with an exercise price of $0.09 per share as part of the renewal of his consulting agreement with the Company.

On November 30, 2018, Mr. Smith's trust purchased a total of 70,000 shares of common stock of the Company on the open market at a price per share of $0.08 per share for a total amount of $5,600.00 and purchased a total of 40,000 shares of common stock of the Company on the open market at a price per share of $0.09 per share for a total amount of $3,600.00.  On December 3, 2018, Mr. Smith's trust purchased a total of 5,000 shares of common stock of the Company on the open market at $0.085 per share for a total amount of $425.00; on December 4, 2018, Mr. Smith's trust purchased a total of 13,000 shares of common stock of the Company on the open market at $0.085 per share for a total amount of $1,105.00; and on December 6, 2018, Mr. Smith's trust purchased a total of 2,000 shares of common stock of the Company on the open market at $0.085 per share for a total amount of $170.00.  On December 7, 2018, Mr. Smith's trust purchased a total of 27,000 shares of common stock of the Company on the open market at $0.075 per share for a total amount of $2,025.00 and on December 11, 2018, Mr. Smith's trust purchased a total of 27,000 shares of common stock of the Company on the open market at $0.075 per share for a total amount of $2,025.00.  On December 13, 2018, Mr. Smith's trust purchased a total of 72,550 shares of common stock of the Company on the open market at $0.07 per share for a total amount of $5,078.50 and on December 14, 2018, Mr. Smith's trust purchased a total of 44,223 shares of common stock of the Company on the open market at $0.075 per share for a total amount of $3,316.73.

On December 31, 2018, Mr. Smith purchased 1,833,333 shares of common stock of the Company a price of $0.06 per share in a private placement for total proceeds of $110,000.00 to the Company.

ITEM 4.  PURPOSE OF THE TRANSACTION

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Smith beneficially owns 80,724,858 shares of common stock of ProtoKinetix which amounts to approximately 29.4% of the total number of common shares currently outstanding, of which 58,853,833 are owned directly by Mr. Smith, or held in a brokerage account for his benefit, 5,021,025 shares are owned indirectly by Mr. Smith through his trust, 1,850,000 are owned indirectly by Mr. Smith through his retirement account, and 15,000,000 shares are owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.
(b) Mr. Smith has sole voting and dispositive power over 80,724,858 shares of common stock of ProtoKinetix.
(c) Please see Item 3 above for a description of securities transactions.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.
(e) Not applicable.
ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2018	/s/ Clarence E. Smith
Clarence E. Smith